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                                                                  Exhibit (g)(1)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY



_______________________________________________x
JOSEPH ZIFF


                           Plaintiff,
    v.

STEWART TURLEY, FRANCIS A. NEWMAN,                      C.A. No. 532 NC
ALBERT J. FITZGIBBONS, III, LEWIS W. LEHR,                      -------------
JOHN W. BOYLE, JAMES T. DOLVISIO, RUPINDER
S. SIDHU, DONALD F. DUNN, MARGARET H.
JORDAN, ALEXIS P. MICHAS, ECKERD CORP.
and JCPENNEY COMPANY, INC.,

                   Defendants.
_______________________________________________x

                            CLASS ACTION COMPLAINT
                            ----------------------

          Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess, P.A. for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Eckerd Corp. ("Eckerd" or the "Company").

          2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

          3. Defendant Eckerd is a corporation duly organized and existing under the laws of the State of Delaware. The Company operates a retail drug store chain that






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focuses on selling prescription and over-the-counter drugs, and provides photo finishing services.

          4. Defendant JCPenney Company, Inc. ("JCPenney") is a corporation duly organized and existing under the laws of the State of Delaware. JCPenney is America's largest department store, operating approximately 1,250 stores in all 50 states, Puerto Rico, Mexico and Chile.

          5. Defendant Stewart Turley is a Director and Chairman of the Board of Eckerd.

          6. Defendant Francis A. Newman is a Director, President and Chief Executive Officer of Eckerd.

          7.   Defendant Albert J. Fitzgibbons, III is a Director of Eckerd.

          8.   Defendant Lewis W. Lehr is a Director of Eckerd.

          9.   Defendant John W. Boyle is a Director of Eckerd.

          10.  Defendant James T. Dolvisio is a Director of Eckerd.

          11.  Defendant Rupinder S. Sidhu is a Director of Eckerd.

          12.  Defendant Donald F. Dunn is a Director of Eckerd.

          13.  Defendant Margaret H. Jordan is a Director of Eckerd.

          14.  Defendant Alexis P. Michas is a Director of Eckerd.

          15. The Individual Defendants named in paragraphs 5 through 14 are in a fiduciary relationship with Plaintiff and the other public stockholders of Eckerd and owe them the highest obligations of good faith and fair dealing.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

          16. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stock holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          17.  This action is properly maintainable as a class action.

          18. The class is so numerous that joinder of all members is impracticable. As of June 1, 1996, there were approximately 70,071,072 million shares of Eckerd common stock outstanding, owned by shareholders located throughout the country.

          19. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their
           ----- ----
fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to unjustly enrich themselves at the expense of and to the detriment of the public stockholders of Eckerd; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and
(d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

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          20.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as other members of the class. Plaintiff will fairly and adequately represent the class.

          21. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

          22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          23. Eckerd is a Fortune 500 company and is one of America's largest retail drug store chains with sales of over $5 billion in 1995. The Company operates 1,724 drug stores in 13 states and 542 Eckerd Express Photo labs in 11 states.

          24. On November 4, 1996, Eckerd and JCPenney announced an agreement for the combination of JCPenney and Eckerd. JCPenney will pay $35.00 in cash for approximately 37.1 million shares, or 50.1 percent, of Eckerd stock, to be followed by a second step merger in which Eckerd shareholders will receive
0.6604 of

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a share of JCPenney stock for each remaining Eckerd share not purchased in the cash tender offer. The stock portion of the consideration to be received by Eckerd's shareholders is valued at $35.00 per share based on the price of JCPenney stock as of the close of trading on November 1, 1996. The total value of the transaction, inclusive of $750 million of Eckerd long term debt, is approximately $3.3 billion. However, under the transaction, as structured, there is inadequate protection to Eckerd stockholders against a severe decline in the price of JCPenney's stock, thereby exposing Eckerd stockholders to the risk of receiving far lower consideration.

          25. Substantially all of Eckerd's executive and directors have agreed to vote in favor of the merger. This was done by the Individual Defendants and Eckerd's officers primarily to protect their compensation and positions with the Company, for, as reported by the New York Times on November 4, 1996, "In
                                     --------------
pursuing Eckerd, Penney was not alone. People familiar with the deal said that Eckerd, which had sales last year of more than $5 billion, was also courted by the Melville Corporation's CVS chain. But, they said, Eckerd favored the Penney
                                                      -------------------------
offer because it allowed Eckerd's chief executive to retain that title in the
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combined chain and because it keeps the Eckerd name, terms not offered by CVS."
------------------------------------------------------------------------------
(Emphasis added).

          26. The consideration to be paid to Class members in the proposed acquisition is unfair and inadequate because, among other things:

               a. The intrinsic value of Eckerd's common stock is materially in excess of the amount offered for those securities in the acquisition giving due

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consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

               b. the consideration to be paid to Class members is not the result of an appropriate consideration of the value of Eckerd because the Eckerd Board approved the proposed merger without undertaking steps to accurately ascertain Eckerd's value through open bidding or at least a "market check" mechanism; and

               c. the Individual Defendants have agreed to this transaction to protect and enhance their compensation and positions with the Company, particularly that of Francis Newman, the Company's Chief Executive.

          27. The Individual Defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of Eckerd's public shareholders to promote their best interests in the merger transaction.

          28. The Individual Defendants are engaged in unfair dealing to the detriment of the Class to whom they owe the highest fiduciary duties. The terms of the proposed acquisition, and in particular, the unfair and inadequate consideration to be paid to Eckerd's public shareholders, are not the product of true arm's length negotiations, but rather the design and plan of defendants who have substantial conflicts of interest with the Class.

          29. JCPenney knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants by, among other things, offering to reward them by maintaining and enhancing their lucrative positions in the combined entity.

                                      -6-


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Indeed, the proposed merger could not take place without the knowing participation of JCPenney.

          30. The terms of the proposed acquisition are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Eckerd and that possessed by Eckerd's public shareholders. Defendants' scheme and intent is to take advantage of this disparity and to induce the Class to exchange their shares in the merger acquisition at an unfair price and at an unfair ratio on the basis of incomplete or inadequate information.

          31.  Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A.   declaring this to be a proper class action;

          B. enjoining, preliminarily and permanently, the proposed acquisition under the terms presently proposed, requiring the Individual Defendants to place the Company up for auction and/or to conduct a market-check and requiring defendants to make full and fair disclosure of all material facts to the Class, including the CVS proposal, before the completion of any such acquisition;

          C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

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          D.  directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any benefits obtained by defendants as a result of their unlawful conduct;

          E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F. granting such other and further relief as the Court deems appropriate.

Dated:    November 4, 1996


                                   ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                             By:   [SIGNATURE ILLEGIBLE]
                                   ---------------------------------------------
                                   Suite 1401, Mellon Bank Center
                                   P.O. Box 1070
                                   Wilmington, DE 19899-1070
                                   (302) 656-4433
                                   Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, New York 10016
(212) 779-1414

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